UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 1, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI UPDATE ON UNPROTECTED STRIKE
AT SA MINES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
1 October 2012
AngloGold Ashanti Update on Unprotected Strike at SA mines
(Johannesburg) – AngloGold Ashanti confirms that its mines in South Africa remain at a standstill amid the unprotected strike which began on 20 September 2012 at the Kopanang operation and spread to the remaining five operations on 25 September 2012. Our priority remains to protect the safety of our employees and the communities in which we operate and we continue to work with the authorities to that end. AngloGold Ashanti has safeguarded its own rights in relation to the strike by obtaining a court interdict to formally declare the work stoppage unprotected.
“Clearly for South Africa’s gold sector, as for many others, there is a very clear trade-off between investing in the sustainability of our business and not putting employment at risk,”
Chief Executive Officer Mark Cutifani said. “If the current unprotected strike continues, it compounds the potential likelihood of a premature downsizing of AngloGold Ashanti’s South
African operations.”
Our stance on the strike remains clear:
· We are deeply disappointed that our employees have chosen to break their commitment to the current wage agreement and collective bargaining structures
· We do not intend to reward broken commitments, violence and threats of intimidation
· We remain committed to our employees and the collective bargaining processes as a way to resolve our differences with recognized unions and associations
· We are open to consider ideas to bring forward negotiations and work together with our social partners to renew our commitment to, and delivery on, our social compact for the mining industry, as agreed in the Mining Charter
· If striking employees return to work and engage in constructive discussion we will find a pathway to a sustainable and shared future
· If the current unprotected strike continues, it compounds risks of a premature downsizing of AngloGold Ashanti’s South African operations
· In a country where roughly one in four people do not have work, it is incomprehensible that strikers are engaged in activities that threaten jobs in a cornerstone industry that is central to South Africa’s growth aspirations, and where wage rates are highly competitive as compared to other labour intensive sectors in the country.
About AngloGold Ashanti’s South African Operations
AngloGold Ashanti’s South Africa operations accounted for approximately 32% of total group production during the first half of the year
.
Approximately 35,000 people are employed across
AngloGold Ashanti’s South African operations. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines.
AngloGold Ashanti is a member of the gold industry’s collective wage bargaining unit at the
Chamber of Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July, under the agreement reached in 2011. A similar increase was awarded last year. South Africa’s annual Consumer Price Inflation is currently 5% in August.

SPONSOR: UBS South Africa (Pty) Limited
ENDS
Contacts
Media
Alan Fine
+27 83 250 0757
Stewart Bailey +1 646 338 4337 / +27 83 253 2021
General: +27 11 637 6031
Investors
investors@anglogoldashanti.com
Stewart Bailey (US & SA)
+1 646 338 4337 / +27 83 253 2021
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold
Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-
looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the
Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company’s prospectus dated July 17,
2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 1, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
Secretary